UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: January, 2012	Commission File Number: 001-35393

PRETIUM RESOURCES INC.

(Name of registrant)

570 Granville Street, Suite 1600
Vancouver, British Columbia
Canada V6C 3P1

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Enclosed:

Material Change Report
Press Release

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. #1600 – 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change January 24, 2012
Item 3	News Release The news release dated January 24, 2012 was disseminated through Marketwire and filed on SEDAR on January 24, 2012.
Item 4
Summary of Material Change

The Company announced that the syndicate of underwriters, led by Salman Partners Inc. and including GMP Securities L.P. and Cormark Securities Inc., have exercised the option to purchase an additional 250,000 flow-through common shares (“Flow-Through Shares”) pursuant to its previously announced bought deal financing.  The Company has agreed to issue by way of private placement a total of 1,250,000 Flow-Through Shares at a price of $18.50 per Flow-Through Share for aggregate gross proceeds of $23,125,000 (the "Offering"). The Offering is now scheduled to close on or about February 17, 2012, subject to regulatory approvals.

Item 5	Full Description of Material Change 5.1 Full Description of Material Change See attached news release dated January 24, 2012. 5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek, Chief Development Officer & Vice President Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 24th day of January, 2012

January 24, 2012	News Release 12-04

PRETIVM ANNOUNCES EXERCISE OF UNDERWRITERS' OPTION ON PREVIOUSLY ANNOUNCED BOUGHT PRIVATE PLACEMENT OF FLOW-THROUGH SHARES

NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER U.S. NEWSWIRE SERVICES

Vancouver, British Columbia January 24, 2012; Pretium Resources Inc. (TSX/NYSE: PVG) (“Pretivm” or the “Company”) is pleased to announce that the syndicate of underwriters, led by Salman Partners Inc. and including GMP Securities L.P. and Cormark Securities Inc., have exercised the option to purchase an additional 250,000 flow-through common shares (“Flow-Through Shares”) pursuant to its previously announced bought deal financing. Pretivm has agreed to issue by way of private placement a total of 1,250,000 Flow-Through Shares of Pretivm at a price of $18.50 per Flow-Through Share for aggregate gross proceeds of $23,125,000 (the "Offering"). The Offering is now scheduled to close on or about February 17, 2012, subject to regulatory approvals.

The gross proceeds of the Offering will be used to accelerate exploration of the Valley of the Kings Zone with infill and expansion drilling in support of a feasibility study on the high-grade opportunity at the Brucejack Project anticipated to be completed by year-end.  The gross proceeds of the Offering will be used during the 2012 exploration program to incur eligible Canadian Exploration Expenses (“CEE”) that will qualify as “flow through mining expenditures”, as defined in subsection 127(9) of the Income Tax Act (Canada), and “BC flow-through mining expenditures”, as defined in the Income Tax Act (British Columbia), (the “Qualifying Expenditures”), which will be renounced to the subscribers with an effective date no later than December 31, 2012.  In the event the Company is unable to renounce Qualifying Expenditures effective on or prior to December 31, 2012 to the initial purchasers of Flow-Through Shares in an aggregate amount not less than the gross proceeds raised from the issue of the Flow-Through Shares or such expenditures are reduced by the Canada Revenue Agency, the Company will indemnify each Flow-Through Share subscriber for the additional taxes payable by such subscriber as a result of the Company’s failure to renounce the Qualifying Expenditures as agreed.

The Flow-Through Shares will be offered to accredited investors in all Provinces of Canada pursuant to applicable securities laws.  Subscribers under the Offering will not be permitted to trade the Flow-Through Shares for a period of four months plus one day from the closing of the Offering.  The Flow-Through Shares offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act.

About Pretivm

Pretivm is creating value through gold at its advanced-staged exploration projects Brucejack and Snowfield, located in northern British Columbia. Pretivm is advancing the high-grade, underground gold opportunity at Brucejack, which hosts a significant undeveloped high-grade gold resource.

For further information, please contact:

Robert  Quartermain
President and Chief Executive Officer
Pretium Resources Inc.
570 Granville Street, Suite 1600
Vancouver, BC V6C 3P1
(604)558-1784
invest@pretivm.com
www.pretivm.com
(SEDAR filings: Pretium Resources Inc.)
Michelle Romero Corporate Relations Director

Forward Looking Statement

This Press Release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information may include, but is not limited to, information with respect to our plans, costs and timing for future exploration (including updated resource estimates) and development activities, results of future exploration, timing and receipt of approvals, consents and permits under applicable legislation, production and developments in our operations in future periods and adequacy of financial resources.  Wherever possible, words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information. Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's final short-form prospectus dated April 4, 2011 filed on SEDAR at www.sedar.com. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

The TSX has neither approved nor disapproved of the information contained herein.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2012	PRETIUM RESOURCES INC.
	By:	/s/ Joseph J. Ovsenek
		Name:	Joseph J. Ovsenek
		Title:	Vice President, Chief Development Officer